SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 5, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	December 5, 2013

Sonde Resources Corp. Updates Corporate Presentation and Announces Conference Call

CALGARY, ALBERTA - (Marketwired - December 5, 2013) - Sonde Resources Corp. (“Sonde”) (TSX: SOQ) (NYSE MKT: SOQ) announced today that in conjunction with the Notice of Special Meeting and Information Circular mailed to investors on December 4, 2013 in connection with the plan of arrangement involving Marquee Energy Ltd. ("Marquee"), the Company has posted a new Corporate Presentation to its website. The Company will host a conference call on Friday, December 6 at 9:30 am Mountain Standard Time for the purpose of reviewing the new material and taking questions from current and prospective investors. Mr. Bill Dirks, President and COO will host the call. All interested parties can join the call by dialing (416) 340-2216 or (866) 225-0198. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay on Sonde’s website within 48 hours of this conference call.

The new presentation is focused on Sonde, its business plan and its portfolio as it will emerge upon closing of the previously announced plan of arrangement with Marquee. Included in the presentation is an updated plan of development for the Zarat field in offshore Tunisia, and an independent Contingent Resource (“CR”) report dated June 11, 2013 containing estimates of contingent resources as of April 30, 2013 attributable to the entire Zarat Field and to the Joint Oil Block portion of the Zarat Field. Under the Canadian Oil and Gas Evaluation Handbook, contingent resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies”.

CR Report

The Company retained Ryder Scott, independent engineering consultants, to evaluate the Company's interests in the Zarat Field and the Joint Oil Block portion of the Zarat Field and prepare a report in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The estimates of contingent resources for the Zarat Field contained in the CR Report are summarized below:

Zarat Field (Joint Oil Block only)[1]	Low Estimate (1C) [3]	Best Estimate (2C) [4]	High Estimate (3C) [5]
Oil and condensate (MMstb)	14.88	28.44	51.75
Sales gas (Bscf)	33.15	56.56	90.63

Entire Zarat Field [1,2]	Low Estimate (1C) [3]	Best Estimate (2C) [4]	High Estimate (3C) [5]
Oil and condensate (MMstb)	35.48	56.24	90.53
Sales gas (Bscf)	96.17	131.10	188.73
Notes:

(1)
The Joint Oil Block, and possibly the Zarat Field, straddles the Tunisia/Libya border. Only the Tunisian portion of the field is evaluated in the Ryder Scott Report as there is limited data on the Libyan side.

(2)	Estimates are gross for the Zarat Field and do not reflect Sonde's net unitization interest in such resources.

(3)
"Low Estimate (1C)" is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90% probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

(4)
"Best Estimate (2C)" is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50% probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

(5)
"High Estimate (3C)" is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10% probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The contingent resource volumes included in the CR report are estimates only and should not be construed as being exact quantities. The estimates may increase or decrease as a result of future technical data (including results from Sonde's 3D seismic program), evaluation studies, and unitization interest. There is no certainty that it will be commercially viable to produce any portion of the estimated resources.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Advisory with respect to Contingent Resources

References to "contingent resources" do not constitute, and should be distinguished from, references to "reserves". Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Contingent resources are those quantities of crude oil and natural gas estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

The contingencies that prevented the classification of the remaining recoverable quantities as reserves are economic and legal. At this time the economic status of the contingent resources assigned to the entire Zarat Field and to that portion of the Zarat Field covered by the Joint Oil Block is undetermined.

Once a detailed development plan, unitization, potential markets, processing options and pricing for the products are better known, development economics for the Zarat Field will be completed. Sonde continues to work with Joint Oil and the other parties with interests in the Zarat Field on finalizing a unitization agreement and unit plan of development for the Zarat Field. Completion of these milestones is required before reserves will be assigned for the Joint Oil Block.

There is a risk that these milestones may not be achieved as approval of the plan of development and agreement on unitization are outside of the control of Sonde. While Sonde, continues to work towards finalizing a unitization agreement and plan of development for the Zarat Field so that reserves are capable of being assigned for the Joint Oil Block, these milestones are outside of the control of Sonde and there is a risk that they may not be achieved. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Forward-looking information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the estimates of contingent resources attributable to the Zarat Field. Such forward-looking information or statements are based on a number of assumptions which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, future commodity prices, the plan of development for the Zarat Field and management's expectations regarding the availability of capital on terms acceptable to the Company.

Forward-looking information or statements are subject to a number of risks and uncertainties and actual results could differ materially from the forward-looking information and statements due to a number of factors, including, without limitation, general economic, market and business conditions; stock market volatility; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; lack of, or restricted access to, sources of financing; and commercial risks associated with the Joint Oil Block and negotiations relating to the unitization and development of the Zarat Field.

Additional assumptions and risks are set out in detail in the Company's Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax:     (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	December 5, 2013	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Corporate Controller